Exhibit 99.1

FOR IMMEDIATE RELEASE	February 28, 2024

Celestica Announces Updates to its

2024 Annual and Special Meeting of Shareholders

TORONTO, Canada - Celestica Inc. (“Celestica” or the “Corporation”) (NYSE, TSX: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world’s most innovative companies, today announced that the previously announced Annual and Special Meeting of its shareholders (the “Meeting”), to be held on Thursday, April 25, 2024 at 9:30 a.m. EDT, has been changed from a virtual-only format to a hybrid format.

Celestica welcomes the participation of shareholders who will be able to attend the Meeting in-person at Celestica’s head office at 5140 Yonge Street, Suite 1900, Toronto, Ontario. Shareholders may also attend and participate in the Meeting virtually via a live audio-only webcast.

By-Law 1

At the Meeting, in addition to the previously announced items of formal business, shareholders will be asked to confirm the amending and restating of the Corporation’s By-Law 1 to remove the Canadian residency requirement for members of the Board of Directors.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For further information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedarplus.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com